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Filed by:           Citadel Holding Corporation, Craig Corporation and
                    Reading Entertainment, Inc., pursuant to Rule 425 under the Securities Act of 1933.


Subject Company     Citadel Holding Corporation
                    (Commission File No. 1-8625)

     On December 11, 2001, Citadel Holding Corporation, Craig Corporation and Reading Entertainment, Inc. issued a joint press release announcing the upcoming joint meetings of the companies' stockholders to consider and vote on the consolidation of the three companies. The following is a transcript of the joint press release issued on December 11, 2001.

       CRAIG, READING AND CITADEL ANNOUNCE JOINT STOCKHOLDERS MEETING DATE

For Information Contact:                            Andrzej Matyczynski
                                                    Chief Financial Officer
                                                    (213) 239-0555

     Los Angeles, California: December 11, 2001. Craig Corporation ("Craig") (NYSE: "CRG", "CRGPR"), Reading Entertainment, Inc. ("Reading") (NASDAQ: "RDGE") and Citadel Holding Corporation ("CITADEL") (AMEX: "CDL.A", "CDL.B") will hold a joint stockholders meeting on December 31, 2001, commencing at 9:00 a.m. Los Angeles local time at the Regal Biltmore Hotel, 506 South Grand Avenue in Los Angeles California to consider and vote on the consolidation of the three companies under Citadel. Stockholders controlling a majority of the voting power of Craig and Reading and approximately 49% of the voting power of Citadel have agreed to vote in favor of the consolidation. Accordingly, it is anticipated that the transaction will be approved.

     In the consolidation, each share of Craig common stock and Craig common preference stock will be converted into 1.17 shares of Citadel Class A Nonvoting Common Stock, and each share of Reading common stock will be converted into 1.25 shares of Citadel Class A Nonvoting Common Stock. Craig and Reading will become wholly owned subsidiaries of Citadel, and Citadel will change its name to Reading International, Inc. Reading International, Inc. stock would then be traded on the American Stock Exchange ("AMEX") under the symbols RDI.A and RDI.B effective January 2, 2002. If, as anticipated, the consolidation closes on December 31, 2001, holders of Craig or Reading stock will recognize profit or loss on the transaction in 2001 for federal income tax purposes.

     According to Chief Financial Officer Andrzej Matyczynski, the companies' joint proxy statement/prospectus, dated December 11, 2001, is contained in a registration statement on Form S-4 filed on December 11, 2001 with the Securities and Exchange Commission. The joint proxy/prospectus is being mailed to stockholders and may be obtained free of charge on the SEC's web site at http://www.sec.gov. Readers are urged to read the joint proxy statement/prospectus, which contains important information relating to the stockholder meetings and the consolidation.

     Following the Consolidation, it is anticipated that approximately 20,484,988 shares of Reading International's Class A Nonvoting Common Stock ("RDI.A") and 1,336,330 shares of Reading International's Class B Voting Common Stock ("RDI.B") will be outstanding.